CALAMOS INVESTMENT TRUST

J. Christopher Jackson

Calamos Investments LLC

2020 Calamos Court

Naperville, IL 60563-2787

(630) 245-8394

August 25, 2016

Ms. Lisa N. Larkin

Ms. Megan Miller

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-212683) (the “Registrant”)

Dear Ms. Larkin and Ms. Miller:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 16, 2016, August 24, 2016 and August 25, 2016 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on July 26, 2016. Specifically, this letter responds to the supplemental comment provided by telephone on August 25, 2016. The Staff’s supplemental comment is summarized below, and is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

22.	Comment. Please explain why the net asset value (“NAV”) is different for Class C shares of Long/Short in the Fund’s unaudited Financial Highlights and the Statement of Assets and Liabilities for the semi-annual period ended April 30, 2016.

Response. The NAV is calculated each day based upon the daily activity known at that time. During a given reporting period, the NAV may be adjusted for items that are known after the NAV strike date, e.g., corporate actions. For the semi-annual period ended April 30, 2016, the Financial Highlights for Long/Short’s Class C shares reflect the disseminated NAV, while the Statement of Assets and Liabilities reflects the calculated NAV.

We hope that the foregoing response adequately addresses your comment. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Registration

Statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ J. Christopher Jackson
J. Christopher Jackson
Vice President and Secretary
Calamos Investment Trust

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